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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                         Silverthorne Production Company
------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
 ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     82845R
   -------------------------------------------------------------------------
                                 (CUSIP Number)

            Darrell H. Hughes, 7001 Seaview Avenue, NW, Suite 210,
                        Seattle, WA 98117 (206) 297-6151
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      82845R
          ----------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                             David G. Lucas
         ----------------------------------------------------------------------

2.       Check the Appropriate Box If a Member of a Group (See Instructions)
         (a)___________________________________________________________________
         (b)___________________________________________________________________

3.       SEC Use Only

4.       Source of Funds (See Instructions)                  OO
                                             ----------------------------------

5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
           2(d) or 2(e)

6.       Citizenship or Place of Organization            United States
                                               --------------------------------

         Number of      7.  Sole Voting Power           2,618,468 shares
         Shares                                --------------------------------
         Beneficially   8.  Shared Voting Power            -0- shares
         Owned by                              --------------------------------
         Each           9.  Sole Dispositive Power      2,618,468 shares
         Reporting                             --------------------------------
         Person        10.  Shared Dispositive Power       -0- shares
         With                                  --------------------------------

11.      Aggregate Amount Beneficially Owned by
          Reporting Person                              2,618,468 shares
                                               --------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.      Percent of Class Represented by Amount in Row (11)      5.4%
                                               --------------------------------

14.      Type of Reporting Person (See Instructions)
                  IN
         ______________________________________________________________________
         ______________________________________________________________________
         ______________________________________________________________________
         ______________________________________________________________________
         ______________________________________________________________________

Item  1.          SECURITY AND ISSUER

        The title of the class of equity securities to which this statement relates is shares of Common Stock, $0.001 par value per share ("Common Stock"), of Silverthorne Production Company (the "Issuer").

        The name and address of the principal executive offices of the Issuer are:

         Silverthorne Production Company
         7001 Seaview Avenue, NW, Suite 210
         Seattle, Washington  98117

Item  2.          IDENTITY AND BACKGROUND

         (a) The name of the reporting person is David G. Lucas ("Reporting Person").

         (b)      The business address of the Reporting Person is:

                  3220 South Higuera Street, Suite 304
                  San Luis Obispo, California  93401

         (c) The principal occupation of the Reporting Person is as Vice-President of Finance of Aquila International Telecommunications (business address listed in Item 2(b) above). The Reporting Person is also Chief Financial Officer of the Issuer (business address listed in Item 1 above).

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a United States citizen.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On August 25, 1999, the Reporting Person was granted an option to purchase 1,600,000 shares of Common Stock of the Issuer, exercisable immediately at $0.46 per share and expiring on August 24, 2004.

          On April 25, 2000, the Issuer completed the closing of a stock for stock exchange agreement by and among the shareholders of Aquila International Telecommunications, Inc. a California corporation ("Aquila"), (the shareholders of Aquila are referred to collectively as the "Aquila Shareholders") as Seller, and the Issuer as Buyer (the "Exchange"). Prior to the closing of the Exchange on April 25, 2000 (the "Closing Date"), the Aquila Shareholders owned 100% of the issued and outstanding capital shares of Aquila (the "Aquila Shares"). On the Closing Date, the Aquila Shareholders transferred all of the Aquila Shares to the Issuer and, in exchange therefor, the Issuer issued to the Aquila Shareholders a total of 2,041,445 shares of the Issuer's Common Stock. The Reporting Person was one of the five Aquila Shareholders, and prior to the Exchange, beneficially owned approximately 18.7% of the Aquila Shares. Pursuant to the Exchange, the Reporting Person received 381,750 shares of the Common Stock of the Issuer.

          The Issuer and Inter-American Telecommunications Holding Corporation ("ITHC") entered into a Stock Purchase and Asset Acquisition Agreement dated August 19, 1999 in which the Issuer and ITHC agreed that the Issuer would acquire all of the assets owned by ITHC in order to maximize the Issuer's business development for the benefit of the Issuer and its shareholders. On August 20, 1999, the Issuer completed the first closing of the acquisition of all of the assets of ITHC in exchange for 29,242,953 shares of the Issuer's Common Stock. On November 24, 1999 ITHC transferred 150,000 shares of the Issuer's Common Stock to two persons in partial payment of a finder's fee. On December 27, 1999, the Issuer and ITHC agreed that the total number of shares of the Issuer's Common Stock that were to be issued at the first closing was 11,742,953 shares rather than 29,242,953 shares and the total number of shares to be issued at the second closing was 37,298,444 shares. As a result of ITHC's right to receive the 11,742,953 shares of the Issuer's Common Stock, the transfer of 150,000 shares of the Issuer's Common Stock and the previous sale of 12,602,431 shares of the Issuer's Common Stock to ITHC, ITHC owned 24,195,384, or approximately 51.6% of the Issuer's outstanding shares.

          On June 14, 2000, ITHC distributed all Silverthorne Production Company shares owned by ITHC to ITHC shareholders in amounts proportionate to each shareholder's ownership percentage of ITHC common stock. On June 14, 2000, the Reporting Person owned approximately 2.63157% of the outstanding common stock of ITHC and, therefore, pursuant to the ITHC distribution of shares of Common Stock of the Issuer to ITHC shareholders, the Reporting Person received 636,718 shares of the Common Stock of the Issuer.

          Pursuant to the terms of the agreement whereby the Issuer acquired the assets of ITHC, ITHC is entitled to receive 37,298,444 shares of the Issuer's Common Stock. At this time, the Issuer does not have a sufficient number of shares of Common Stock authorized to issue the 37,298,444 shares of the Issuer's Common Stock to ITHC. The Issuer plans to hold a shareholders' meeting in the near future to propose the adoption of an amendment to the Issuer's Articles of Incorporation to increase the Issuer's authorized Common Stock. The Reporting Person does not have sole or shared voting and/or investment power over the shares of the Issuer's Common Stock that will be owned by ITHC. Therefore, the Reporting Person disclaims beneficial ownership of the approximate 981,535 shares of the Company's common stock that will be represented by the Reporting Person's ownership of approximately 2.6% of the outstanding common stock of ITHC.

Item 4.           PURPOSE OF TRANSACTION

         The Reporting Person has no plans or proposals which relate to or would result in:

         (a) The acquisitions by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 2,618,468 shares of the Common Stock of the Issuer, including a presently exercisable option to purchase 1,600,000 shares of the Common Stock of the Issuer. The 2,618,468 shares beneficially owned by the Reporting Person represent approximately 5.4% of the Issuer's outstanding Common Stock as of the date of this Schedule 13D.

         (b) The Reporting Person has the power to vote, direct the vote of, dispose of, and direct the disposition of 2,618,468 shares of Common Stock.

         (c) All transactions in the Common Stock of the Issuer by the Reporting Person that were effected during the past sixty days are reported in Item 3 above.

         (d) No other person has rights with respect to the securities beneficially owned by the Reporting Person.

         (e)      Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the person named in Item 2 and any other person or persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies. None of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person are pledged or otherwise subject to contingencies the occurrence of which would give another person voting power or investment power over such securities, other than in connection with standard default and similar provisions in loan agreements.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None

                                           Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June _____, 2000


                                                   /s/ David G. Lucas
                                                   ----------------------------
                                                   David G. Lucas